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 CNinsure Reports First Quarter 2013 Unaudited Financial Results

GUANGZHOU, China, May 20, 2013 (GLOBE NEWSWIRE) -- CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.1

Financial Highlights for First Quarter of 2013

●	Total net revenues: RMB401.3 million (US$64.6 million), representing an increase of 18.9% from the corresponding period in 2012.

●	Operating income: RMB1.6 million (US$0.3 million) representing a decrease of 95.8% from the corresponding period in 2012.

●	Non-GAAP operating income: RMB14.4 million (US$2.3 million), which excludes share-based compensation expenses, representing a decrease of 66.3% from the corresponding period in 2012.

●	Net income attributable to the Company’s shareholders: RMB21.0 million (US$3.4 million), representing a decrease of 61.5% from the corresponding period in 2012.

●	Non-GAAP net income attributable to the Company’s shareholders: RMB33.8 million (US$5.4 million), which excludes share-based compensation expenses, representing a decrease of 42.4% from the corresponding period in 2012.

●	Basic and diluted net income per ADS: RMB0.42 (US$0.07) and RMB0.42 (US$0.07), respectively, representing decreases of 61.4% and 61.3%, respectively, from the corresponding period in 2012.

●	Non-GAAP basic and diluted net income per ADS: RMB0.68 (US$0.11) and RMB0.67 (US$0.11), respectively, representing decreases of 42.2% and 42.1%, respectively, from the corresponding period in 2012.

Commenting on the first quarter financial results, Mr. Chunlin Wang, CNinsure’s chief executive officer, stated, “The first quarter of 2013 continued to present challenges for the Chinese insurance industry. Although the property and casualty (“P&C”) insurance market had solid premium growth, fiercer competition among P&C insurance companies resulted in a higher combined ratio and lower profitability for many P&C insurance companies. Life insurance premium growth remained sluggish with weak growth in new policy sales and a sharp increase in policy surrender ratios.

 1This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 29, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

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“Against this backdrop, during the first quarter of 2013, our total net revenues were up 18.9% year-on-year, beating our previous guidance, while gross margin declined. Revenue growth was largely attributable to volume growth in our claims adjusting and P&C businesses, as well as a further increase in commission rate for auto insurance due to intensified competition in the auto insurance market. These higher commission rates also directly squeezed our gross margin. In our life insurance segment, new policy sales continued to drop year-on-year, but at a slower pace as compared to the previous quarter, with net revenues derived from life insurance flat compared with the previous year, benefiting from our continued high persistency ratio. We believe that our high persistency ratio is a reflection of our high service levels and a defendable competitive advantage which will pay off as the life insurance business rebounds.

“The financial results for the first quarter of 2013 also reflect a key decision made by management during the Company’s strategic transformation. In view of the continuing increases in the commission costs of our P&C business and the growth slowdown of our life insurance business, we have decided to focus resources on developing our e-commerce business and strengthening our ability to offer comprehensive financial products and services which we believe will become our new growth engines. However, before these two areas start to make meaningful contribution, it is crucial for us to keep the stability of our organization, sales team and operation, maintain our bargain power and safeguard our market position, in order to pave the way for a successful transition to these new areas of focus.

“We are encouraged by the achievements we made on these two initiatives during the first quarter of 2013. We are continuing the pilot of the CNpad, the workstation for our proprietary mobile sales support system, which contributed over RMB19 million insurance premiums during the first quarter of 2013. In addition, we distributed over RMB190 million worth of wealth management products during the first quarter of 2013.

Mr. Wang concluded, “We believe that we are on the right track and remain confident that the changes we are implementing will bring the Company back to high volume growth and strong profitability.”

Financial Results for the First Quarter of 2013

Total net revenues were RMB401.3 million (US$64.6 million) for the first quarter of 2013, representing an increase of 18.9% from RMB337.3 million for the corresponding period in 2012, primarily due to increases in net revenues from our P&C insurance and claims adjusting business segments. The increase in the P&C business segment was mainly driven by increases in commission rates received from insurance underwriters and volume growth. The growth of the claims adjusting segment was mainly attributable to growth in the auto insurance-related claims adjusting business. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for the first quarter of 2013 contributed 70.5%, 16.5%, and 13.0% of the Company’s total net revenues, respectively, compared to 67.6%, 19.4% and 13.0%, respectively, for the corresponding period in 2012.

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Total operating costs and expenses were RMB399.7 million (US$64.3 million) for the first quarter of 2013, representing an increase of 33.8% from RMB298.7 million for the corresponding period in 2012.

Commissions and fees expenses were RMB297.2 million (US$47.8 million) for the first quarter of 2013, representing an increase of 39.2% from RMB213.5 million for the corresponding period in 2012. The increase was primarily due to further increases in commissions paid to our P&C sales agents caused by (i) higher commission rates in the auto insurance market as a result of increased competition among P&C insurance companies, and (ii) increased per policy acquisition costs largely because of expenses incurred in competing with telemarketing channels of certain P&C insurance companies.

Selling expenses were RMB20.1 million (US$3.2 million) for the first quarter of 2013, representing an increase of 7.6% from RMB18.7 million for the corresponding period in 2012, primarily due to growth in sales volume.

General and administrative expenses were RMB82.4 million (US$13.3 million) for the first quarter of 2013, representing an increase of 23.8% from RMB66.5 million for the corresponding period in 2012. The increase was primarily due to the following factors:

(1) an increase of 211.9% in share-based compensation expenses, from RMB4.1 million for the first quarter of 2012 to RMB12.8 million (US$2.1 million) for the first quarter of 2013. Share-based compensation expenses for the first quarter of 2013 were mainly associated with the grant of certain stock options in March, 2012;

(2) an increase of 11.5% in payroll and social insurance expenses from RMB30.4 million for the first quarter of 2012 to RMB33.9 million (US$5.5 million) for the first quarter of 2013 primarily due to pay raises for our administrative staff; and

(3) an increase of 41.6% in depreciation expense from RMB4.3 million for the first quarter of 2012 to RMB6.2 million (US$1.0 million) for the first quarter of 2013 due to the purchase of more fixed assets for our e-commerce operation during 2012.

As a result of the foregoing factors, operating income was RMB1.6 million (US$0.3 million) for the first quarter of 2013, representing a decrease of 95.8% from RMB38.7 million for the corresponding period in 2012.

Non-GAAP operating income, which excludes share-based compensation expenses was RMB14.4 million (US$2.3 million) for the first quarter of 2013, representing a decrease of 66.3% from RMB42.8 million for the corresponding period in 2012.

Operating margin was 0.4% for the first quarter of 2013, compared with 11.5% for the corresponding period in 2012. Non-GAAP operating margin was 3.6% for the first quarter of 2013, compared with 12.7% for the corresponding period in 2012.

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Interest income was RMB21.5 million (US$3.5 million) for the first quarter of 2013, representing a decrease of 4.1% from RMB22.5 million for the corresponding period in 2012. The slight decrease in interest income was primarily due to a decrease in the bank interest rate from the corresponding period in 2012.

Income tax expense was RMB6.2 million (US$1.0 million) for the first quarter of 2013, representing a decrease of 54.5% from RMB13.7 million for the corresponding period in 2012 due to the significant decrease in operating income. The effective tax rate for the first quarter of 2013 was 26.8% compared with 22.1% for the corresponding period in 2012. The increase in effective tax rate was mainly due to the increase in share-based compensation expenses which are non tax-deductible.

Net income attributable to the Company’s shareholders was RMB21.0 million (US$3.4 million) for the first quarter of 2013, representing a decrease of 61.5% from RMB54.6 million for the corresponding period in 2012.

Net margin was 5.2% for the first quarter of 2013 compared with 16.2% for the corresponding period in 2012.

Non-GAAP net income attributable to the Company’s shareholders, which excludes share-based compensation expense was RMB33.8 million (US$5.4 million) for the first quarter of 2013, representing a decrease of 42.4% from RMB58.7 million for the corresponding period in 2012.

Non-GAAP net margin was 8.4% for the first quarter of 2013 compared with 17.4% for the corresponding period in 2012.

Basic and diluted net income per ADS were RMB0.42 (US$0.07) and RMB0.42 (US$0.07) for the first quarter of 2013, respectively; representing decreases of 61.4% and 61.3% from RMB1.09 and RMB1.08 for the corresponding period in 2012, respectively.

Non-GAAP basic and diluted net income per ADS were RMB0.68 (US$0.11) and RMB0.67 (US$0.11) for the first quarter of 2013, respectively; representing decreases of 42.2% and 42.1% from RMB1.17 and RMB1.16 for the corresponding period in 2012, respectively.

As of March 31, 2013, the Company had RMB2.5 billion (US$395.8 million) in cash and cash equivalents.

Recent developments:

●	As of March 31, 2013, CNinsure’s distribution and service network consisted of 481 sales and services outlets operating in 27 provinces, compared with 532 sales and service outlets operating in 26 provinces as of March 31, 2012. CNinsure had 47,312 sales agents and representatives, and 1,258 professional claims adjustors as of March 31, 2013, compared with 47,425 sales agents and representatives, and 1,337 professional claims adjustors as of March 31, 2012. The decrease in the number of sales outlets was primarily because we shut down some sales outlets which were less productive primarily during the second and third quarter of 2012.

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Business Outlook

CNinsure expects its total net revenues to grow by over 5% for the second quarter of 2013 compared with the corresponding period in 2012. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the first quarter 2013 results at

Time:		9:00 PM Eastern Daylight Time on May 20, 2013
	or	9:00 AM Beijing/Hong Kong Time on May 21, 2013

The dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	852-3051-2745
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for 3 days by dialing the following number:
+61 2-8199-0299

Conference ID #: 68076906

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 20, 2013, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, which are adjusted to exclude share-based compensation expenses. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the first quarter of 2013 and the corresponding period of 2012. Another is that items such as share-based compensation expenses have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,525,618	2,458,334	395,816
Restricted cash	10,871	11,036	1,777
Short term investments	600	95,600	15,393
Accounts receivable, net	196,244	221,315	35,634
Insurance premium receivables	10	461	74
Other receivables	86,565	72,784	11,719
Deferred tax assets	4,942	4,997	805
Amounts due from related parties	151,785	111,714	17,987
Other current assets	17,265	20,087	3,234
Total current assets	2,993,900	2,996,328	482,439

Non-current assets:
Property, plant, and equipment, net	94,921	87,470	14,084
Goodwill and intangible assets, net	121,333	117,917	18,986
Deferred tax assets	3,967	5,963	960
Investment in affiliates	168,620	173,954	28,008
Other non-current assets	18,048	16,648	2,680
Total non-current assets	406,889	401,952	64,718
Total assets	3,400,789	3,398,280	547,157

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2012	2013	2013
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB30,689 and RMB21,460 (US$3,455) as of December 31, 2012 and March 31, 2013, respectively)	98,124	81,759	13,164
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB202 and RMB31 (US$5) as of December 31, 2012 and March 31, 2013, respectively)	2,941	3,107	500
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB35,000 and RMB40,452 (US$6,513) as of December 31, 2012 and March 31, 2013, respectively)	116,124	101,400	16,327
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB4,382 and RMB3,588 (US$578) as of December 31, 2012 and March 31, 2013, respectively)	42,317	35,166	5,662
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,037 and RMB2,136 (US$344) as of December 31, 2012 and March 31, 2013, respectively)	56,003	54,132	8,716
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB3,030 and RMB3,030 (US$488) as of December 31, 2012 and March 31, 2013, respectively)	3,030	3,030	488
Total current liabilities	318,539	278,594	44,857

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2012	2013	2013
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	47,589	48,924	7,877
Deferred tax liabilities	26,754	26,018	4,189
Total non-current liabilities	74,343	74,942	12,066
Total liabilities	392,882	353,536	56,923

Ordinary shares	7,624	7,624	1,228
Additional paid-in capital	2,284,906	2,297,686	369,950
Statutory reserves	178,440	178,440	28,731
Retained earnings	527,542	548,570	88,325
Accumulated other comprehensive loss	(104,132)	(104,888)	(16,888)
Total CNinsure Inc. shareholders’ equity	2,894,380	2,927,432	471,346
Noncontrolling interests	113,527	117,312	18,888
Total equity	3,007,907	3,044,744	490,234
Total liabilities and equity	3,400,789	3,398,280	547,157

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CNINSURE INC

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2012	2013	2013
	RMB	RMB	US$
Net revenues:
Commissions and fees	337,281	401,255	64,606
Other service fees	61	7	1
Total net revenues	337,342	401,262	64,607
Operating costs and expenses:
Commissions and fees	(213,478)	(297,169)	(47,847)
Selling expenses	(18,680)	(20,103)	(3,237)
General and administrative expenses	(66,522)	(82,381)	(13,264)
Total operating costs and expenses	(298,680)	(399,653)	(64,348)
Income from operations	38,662	1,609	259
Other income, net:
Interest income	22,455	21,545	3,469
Others, net	897	109	18
Income before income taxes and income of affiliates	62,014	23,263	3,746
Income tax expense	(13,705)	(6,233)	(1,004)
Share of income of affiliates	4,525	5,334	859
Net income	52,834	22,364	3,601
Less: Net (loss) gain attributable to the noncontrolling interests	(1,777)	1,336	215
Net income attributable to the Company’s shareholders	54,611	21,028	3,386

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income - (Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2012	2013	2013
	RMB	RMB	US$
Net income per share:

Basic	0.05	0.02	—
Diluted	0.05	0.02	—

Net income per ADS:

Basic	1.09	0.42	0.07
Diluted	1.08	0.42	0.07

Shares used in calculating net income per share:

Basic	1,002,551,217	998,861,526	998,861,526
Diluted	1,008,067,534	1,002,235,490	1,002,235,490

Net income (loss)	52,834	22,364	3,601
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	219	(755)	(121)

Comprehensive income (loss)	53,053	21,609	3,480
Less: Comprehensive income (loss) attributable to the noncontrolling interests	(1,777)	1,336	215

Comprehensive income attributable to the CNinsure Inc’s shareholders	54,830	20,273	3,265

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended
	March 31,
	2012	2013	2013
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	52,834	22,364	3,601
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation	6,750	7,936	1,278
Amortization of intangible assets	4,028	3,416	550
Allowance for doubtful receivables	1,016	749	121
Compensation expenses associated with stock option	4,097	12,780	2,058
Share of income of affiliates	(4,525)	(5,334)	(859)
Changes in operating assets and liabilities	(62,072)	(50,311)	(8,101)
Net cash generated from (used in) operating activities	2,128	(8,400)	(1,352)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(1,723)	(5,498)	(885)
Proceeds from disposal of property and equipment	187	14	2
Proceeds from disposal of short term investments	13,630	—	—
Purchase of short term investments	—	(95,000)	(15,296)
Disposal of subsidiaries, net of cash	47	—	—
Decrease (increase) in restricted cash	654	(166)	(27)
Purchase of non-current assets	(1,948)	—	—
Return of investment in non-current assets	1,000	—	—
Refund of contingent consideration	12,500	—	—
Decrease in amounts due from related parties	92,691	40,071	6,452
Net cash generated from (used in) investing activities	117,038	(60,579)	(9,754)

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For The Three Months Ended
	March 31,
	2012	2013	2013
	RMB	RMB	US$

Cash flows generated from financing activities:
Capital injection by noncontrolling interests	6,530	2,450	394
Proceeds on exercise of stock options	48	—	—
Net cash generated from financing activities	6,578	2,450	394

Net increase (decrease) in cash and cash equivalents	125,744	(66,529)	(10,712)
Cash and cash equivalents at beginning of period	2,222,160	2,525,618	406,649
Effect of exchange rate changes on cash and cash equivalents	219	(755)	(121)
Cash and cash equivalents at end of period	2,348,123	2,458,334	395,816

Interest paid	—	—	—
Income taxes paid	29,282	9,497	1,529

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CNINSURE INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended March 31, 2012
	GAAP	<1>	Non-GAAP
Operating income	38,662	4,097	42,759
Operating margin	11.5%	1.2%	12.7%

Net income attributable to the Company’s shareholders	54,611	4, 097	58,708
Net margin	16.2%	1.2%	17.4%

Shares used in calculating basic net income per share	1,002,551,217	—	1,002,551,217

Basic net income per ADS	1.09	0.08	1.17

	For The Three Months Ended March 31, 2013
	GAAP	<1>	Non-GAAP
Operating income	1,609	12,780	14,389
Operating margin	0.4%	3.2%	3.6%

Net income attributable to the Company’s shareholders	21,028	12,780	33,808
Net margin	5.2%	3.2%	8.4%

Shares used in calculating basic net income per share	998,861,526	—	998,861,526

Basic net income per ADS	0.42	0.26	0.68

<1> share-based compensation expenses.

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For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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